INCOME	$4,742,642.34
 COST OF GOODS SOLD	$3,542,053.08
 GROSS PROFIT	$1,200,589.26
 EXPENSES	$2,479,899.29
 NET OPERATING INCOME	$ -1,279,310.03
 OTHER INCOME	$49,500.00
 OTHER EXPENSES	$42,949.47
 NET OTHER INCOME	$6,550.53
 NET INCOME	$ -1,272,759.50